
02002718

U.S. POST OFFICE DELAYED


ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256



11th January, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue, Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sir,

**Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited**

We write to advise that pursuant to the Order of Hon'ble High Court at Calcutta, the Notice for the hearing of the Petition for confirmation of the Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited was published on 8th January, 2002, in the Kolkata editions of 'The Statesman', 'The Economic Times' and 'Ananda Bazaar Patrika'.

Three copies each of the newspaper clippings of the said advertisement are enclosed.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Yours faithfully,
ITC Limited

( R. K. Singhi )
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

U.S. POST OFFICE
DELAYED


SEC MAIL PROCESSING
RECEIVED
JAN 23 2002
WASH. D.C.
354
SECTION

THE STATESMAN TUESDAY 8 JANUARY 2002

## COMPANY NOTICES

**COMPANY PETITION NO. 668 OF 2001**
**Connected With**
**Company Application No. 580 of 2001**
**In The High Court At Calcutta**
ORIGINAL JURISDICTION

In the Matter of:
The Companies Act, 1956
— And —
In the Matter of:
An application under Sections 391(2) and 394 of the said Act.
— And —
In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata-700071, within the aforesaid jurisdiction.

.....Petitioner

NOTICE

A petition under Sections 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undermentioned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of December, 2001.

Aniket Agarwal
Khaitan & Co., Advocates
For the petitioner abovenamed
1B, Old Post Office Street,
Kolkata-700001.

(B022714) A38458

THE ECONOMIC TIMES KOLKATA
TUESDAY 8 JANUARY 2002

**Company Petition No. 668 of 2001**
**Connected With**
**Company Application No. 580 of 2001**

**IN THE HIGH COURT AT CALCUTTA**

**Original Jurisdiction**

**IN THE MATTER OF :**
The Companies Act, 1956

And

**IN THE MATTER OF :**
An Application under Sec. 391(2) and 394 of the said Act.

And

**IN THE MATTER OF :**
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

**.....Petitioner.**

## NOTICE

A petition under Section 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed, was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of Dec., 2001.

Sd/-
**(Aniket Agarwal)**
Khaitan & Co., Advocates
**for the petitioner abovenamed**
1B, Old Post Office Street,
Kolkata-700 001.

## কোম্পানি নোটিস

কোম্পানি আবেদন সংখ্যা
২০০১-এর ৬৬৮
কোম্পানি আবেদন সংখ্যা
২০০১-এর ৫৮০-র
সঙ্গে সম্পর্কিত
কলকাতা উচ্চ ন্যায়ালয়
মূল অধিক্ষেত্র
বিষয়:
কোম্পানি আইন, ১৯৫৬।
এবং
বিষয়:
উক্ত আইনের ৩৯১ (২)
ও ৩৯৪ ধারা অনুযায়ী একটি
আবেদন।
এবং
বিষয়:
কোম্পানি আইন, ১৯৫৬-র
অর্থ অনুযায়ী
একটি চালু কোম্পানি আইটিসি
লিমিটেড যার
নথিভুক্ত কার্যালয় রয়েছে
উপরোক্ত অধিক্ষেত্রাধীন
ভার্জিনিয়া হাউস, ৩৭,
জওহরলাল নেহেরু রোড,
কলকাতা-৭০০০৭১ ঠিকানায়।
..... আবেদনকারী

বিজ্ঞপ্তি

উপরোক্ত আবেদনকারী আইটিসি লিমিটেডের সঙ্গে আইটিসি ভদ্রাচলম পেপারবোর্ডস লিমিটেডের সংযুক্তিকরণ প্রকল্প (স্কিম অব অ্যামালগামেশন) -এর নিশ্চিতকরণের জন্য কোম্পানি আইন, ১৯৫৬-র ৩৯১ (২) ও ৩৯৪ ধারার অধীনে উপরোক্ত আবেদনকারী কর্তৃক একটি আবেদন ২১শে ডিসেম্বর, ২০০১ তারিখে উপস্থাপিত করা হয়েছিল এবং উপরোক্ত আবেদন কোম্পানী বিষয়ক মহামান্য বিচারকের সামনে ২২শে জানুয়ারি, ২০০২ তারিখে শুনানির জন্য নির্ধারিত হয়েছে। উপরোক্ত আবেদনের সমর্থন বা বিরোধিতা করতে আগ্রহী যে-কোনো ব্যক্তি নিজের নাম ও ঠিকানা সহ তাঁর বা তাঁর আইনজীবীর স্বাক্ষরিত তাঁর ইচ্ছার বিজ্ঞপ্তি আবেদনের শুনানির জন্য নির্ধারিত তারিখের অন্তত দুদিন আগে আবেদনকারীর আইনজীবীদের কাছে পাঠাবেন। আবেদনের বিরোধিতা করতে চাইলে বিরোধিতার কারণ বা তাঁর এফিডেভিটের প্রতিলিপি উপরোক্ত বিজ্ঞপ্তির সঙ্গে পেশ করতে হবে। যে-কোনো ব্যক্তি নির্ধারিত মূল্যের বিনিময়ে নিম্নস্বাক্ষরকারীর কাছ থেকে

কোম্পানি নোটিস

আবেদনের প্রতিলিপি সংগ্রহ করতে পারেন।
তারিখ ২১শে ডিসেম্বর, ২০০১।

স্বাক্ষর/-
(অনিকেত আগরওয়াল)
খৈতান অ্যান্ড কোম্পানি
উপরোক্ত আবেদনকারীর
আইনজীবীরা
১বি, ওল্ড পোস্ট অফিস স্ট্রিট
কলকাতা-৭০০০০১

U.S. POST OFFICE
DELAYED


SEC MAIL PROCESSING
RECEIVED
JAN 2 3 2002
354
WASH, D.C.
SECTION

THE STATESMAN TUESDAY 8 JANUARY 2002

## COMPANY NOTICES

**COMPANY PETITION NO. 668 OF 2001**
**Connected With**
**Company Application No. 580 of 2001**
**In The High Court At Calcutta**
ORIGINAL JURISDICTION

In the Matter of:
The Companies Act, 1956

— And —

In the Matter of:
An application under Sections 391(2) and 394 of the said Act.

— And —

In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata-700071, within the aforesaid jurisdiction.

.....Petitioner

NOTICE

A petition under Sections 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undermentioned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of December, 2001.

Aniket Agarwal
Khaitan & Co., Advocates
For the petitioner abovenamed
1B, Old Post Office Street,
Kolkata-700001.

(B022714) A38458

THE ECONOMIC TIMES KOLKATA
TUESDAY 8 JANUARY 2002

**Company Petition No. 668 of 2001**
**Connected With**
**Company Application No. 580 of 2001**

**IN THE HIGH COURT AT CALCUTTA**

**Original Jurisdiction**

**IN THE MATTER OF :**
The Companies Act, 1956

And

**IN THE MATTER OF :**
An Application under Sec. 391(2) and 394 of the said Act.

And

**IN THE MATTER OF :**
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

.....**Petitioner.**

## NOTICE

A petition under Section 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed, was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of Dec., 2001.

Sd/-
**(Aniket Agarwal)**
Khaitan & Co., Advocates
for the petitioner abovenamed
1B, Old Post Office Street,
Kolkata-700 001.

## কোম্পানি নোটিস

কোম্পানি আবেদন সংখ্যা
২০০১-এর ৬৬৮
কোম্পানি আবেদন সংখ্যা
২০০১-এর ৫৮০-র
সঙ্গে সম্পর্কিত
কলকাতা উচ্চ ন্যায়ালয়
মূল অধিক্ষেত্র
বিষয়:
কোম্পানি আইন, ১৯৫৬।
এবং
বিষয়:
উক্ত আইনের ৩৯১ (২)
ও ৩৯৪ ধারা অনুযায়ী একটি
আবেদন।
এবং
বিষয়:
কোম্পানি আইন, ১৯৫৬-র
অর্থ অনুযায়ী
একটি চালু কোম্পানি আইটিসি
লিমিটেড যার
নথিভুক্ত কার্যালয় রয়েছে
উপরোক্ত অধিক্ষেত্রাধীন
ভার্জিনিয়া হাউস, ৩৭,
জওহরলাল নেহেরু রোড,
কলকাতা-৭০০০৭১ ঠিকানায়।
..... আবেদনকারী

বিজ্ঞপ্তি

উপরোক্ত আবেদনকারী আইটিসি লিমিটেডের সঙ্গে আইটিসি ভদ্রাচলম পেপারবোর্ডস লিমিটেডের সংযুক্তিকরণ প্রকল্প (স্কিম অব অ্যামালগামেশন) -এর নিশ্চিতকরণের জন্য কোম্পানি আইন, ১৯৫৬-র ৩৯১ (২) ও ৩৯৪ ধারার অধীনে উপরোক্ত আবেদনকারী কর্তৃক একটি আবেদন ২১শে ডিসেম্বর, ২০০১ তারিখে উপস্থাপিত করা হয়েছিল এবং উপরোক্ত আবেদন কোম্পানী বিষয়ক মহামান্য বিচারকের সামনে ২২শে জানুয়ারি, ২০০২ তারিখে শুনানির জন্য নির্ধারিত হয়েছে। উপরোক্ত আবেদনের সমর্থন বা বিরোধিতা করতে আগ্রহী যে-কোনো ব্যক্তি নিজের নাম ও ঠিকানা সহ তাঁর বা তাঁর আইনজীবীর স্বাক্ষরিত তাঁর ইচ্ছার বিজ্ঞপ্তি আবেদনের শুনানির জন্য নির্ধারিত তারিখের অন্তত দুদিন আগে আবেদনকারীর আইনজীবীদের কাছে পাঠাবেন। আবেদনের বিরোধিতা করতে চাইলে বিরোধিতার কারণ বা তাঁর এফিডেভিটের প্রতিলিপি উপরোক্ত বিজ্ঞপ্তির সঙ্গে পেশ করতে হবে। যে-কোনো ব্যক্তি নির্ধারিত মূল্যের বিনিময়ে নিম্নস্বাক্ষরকারীর কাছ থেকে আবেদনের প্রতিলিপি সংগ্রহ করতে পারেন।

তারিখ ২১শে ডিসেম্বর, ২০০১।

স্বাক্ষর/-
(অনিকেত আগরওয়াল)
খৈতান অ্যান্ড কোম্পানি
উপরোক্ত আবেদনকারীর
আইনজীবীরা
১বি, ওল্ড পোস্ট অফিস স্ট্রিট
কলকাতা-৭০০০০১

U.S. POST OFFICE
DELAYED


RECEIVED
JAN 23 2002
354
SECTION
WASH, D.C.

THE STATESMAN TUESDAY 8 JANUARY 2002

## COMPANY NOTICES

**COMPANY PETITION NO. 668 OF 2001**
**Connected With**
**Company Application No. 580 of 2001**
**In The High Court At Calcutta**
ORIGINAL JURISDICTION

In the Matter of:
The Companies Act, 1956
— And —
In the Matter of:
An application under Sections 391(2) and 394 of the said Act.
— And —
In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata-700071, within the aforesaid jurisdiction.

.....Petitioner

NOTICE

A petition under Sections 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undermentioned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of December, 2001.

Aniket Agarwal
Khaitan & Co., Advocates
For the petitioner abovenamed
1B, Old Post Office Street,
Kolkata-700001.

(B022714) A38458

THE ECONOMIC TIMES KOLKATA
TUESDAY 8 JANUARY 2002

**Company Petition No. 668 of 2001**
**Connected With**
**Company Application No. 580 of 2001**

**IN THE HIGH COURT AT CALCUTTA**

**Original Jurisdiction**

**IN THE MATTER OF :**
The Companies Act, 1956

And

**IN THE MATTER OF :**
An Application under Sec. 391(2) and 394 of the said Act.

And

**IN THE MATTER OF :**
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

.....Petitioner.

## NOTICE

A petition under Section 391(2) and 394 of the Companies Act, 1956 for confirmation of a Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited, the petitioner abovenamed, was presented on the 21st day of December, 2001 by the said petitioner and the said petition is fixed for hearing before the Hon'ble Judge taking Company Matters on the 22nd day of January, 2002. Any person desirous of supporting or opposing the said petition should send to the petitioner's Advocates notice of his intention, signed by him or his Advocate, with his name and address so as to reach the petitioner's Advocates not later than two days before the date fixed for hearing of the petition. Where he seeks to oppose the petition, the grounds of opposition or a copy of his affidavit should be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of Dec., 2001.

Sd/-
**(Aniket Agarwal)**
Khaitan & Co., Advocates
for the petitioner abovenamed
1B, Old Post Office Street,
Kolkata-700 001.

## কোম্পানি নোটিস

কোম্পানি আবেদন সংখ্যা
২০০১-এর ৬৬৮
কোম্পানি আবেদন সংখ্যা
২০০১-এর ৫৮০-র
সঙ্গে সম্পর্কিত
কলকাতা উচ্চ ন্যায়ালয়
মূল অধিক্ষেত্র
বিষয়:
কোম্পানি আইন, ১৯৫৬।
এবং
বিষয়:
উক্ত আইনের ৩৯১ (২)
ও ৩৯৪ ধারা অনুযায়ী একটি
আবেদন।
এবং
বিষয়:
কোম্পানি আইন, ১৯৫৬-র
অর্থ অনুযায়ী
একটি চালু কোম্পানি আইটিসি
লিমিটেড যার
নথিভুক্ত কার্যালয় রয়েছে
উপরোক্ত অধিক্ষেত্রাধীন
ভার্জিনিয়া হাউস, ৩৭,
জওহরলাল নেহেরু রোড,
কলকাতা-৭০০০৭১ ঠিকানায়।
..... আবেদনকারী

বিজ্ঞপ্তি

উপরোক্ত আবেদনকারী আইটিসি লিমিটেডের সঙ্গে আইটিসি ভদ্রাচলম পেপারবোর্ডস লিমিটেডের সংযুক্তিকরণ প্রকল্প (স্কিম অব অ্যামালগামেশন) -এর নিশ্চিতকরণের জন্য কোম্পানি আইন, ১৯৫৬-র ৩৯১ (২) ও ৩৯৪ ধারার অধীনে উপরোক্ত আবেদনকারী কর্তৃক একটি আবেদন ২১শে ডিসেম্বর, ২০০১ তারিখে উপস্থাপিত করা হয়েছিল এবং উপরোক্ত আবেদন কোম্পানী বিষয়ক মহামান্য বিচারকের সামনে ২২শে জানুয়ারি, ২০০২ তারিখে শুনানির জন্য নির্ধারিত হয়েছে। উপরোক্ত আবেদনের সমর্থন বা বিরোধিতা করতে আগ্রহী যে-কোনো ব্যক্তি নিজের নাম ও ঠিকানা সহ তাঁর বা তাঁর আইনজীবীর স্বাক্ষরিত তাঁর ইচ্ছার বিজ্ঞপ্তি আবেদনের শুনানির জন্য নির্ধারিত তারিখের অন্তত দুদিন আগে আবেদনকারীর আইনজীবীদের কাছে পাঠাবেন। আবেদনের বিরোধিতা করতে চাইলে বিরোধিতার কারণ বা তাঁর এফিডেভিটের প্রতিলিপি উপরোক্ত বিজ্ঞপ্তির সঙ্গে পেশ করতে হবে। যে-কোনো ব্যক্তি নির্ধারিত মূল্যের বিনিময়ে নিম্নস্বাক্ষরকারীর কাছ থেকে

কোম্পানি নোটিস

আবেদনের প্রতিলিপি সংগ্রহ করতে পারেন।

তারিখ ২১শে ডিসেম্বর, ২০০১।

স্বাক্ষর/-
(অনিকেত আগরওয়াল)
খৈতান অ্যান্ড কোম্পানি
উপরোক্ত আবেদনকারীর
আইনজীবীরা
১বি, ওল্ড পোস্ট অফিস স্ট্রিট
কলকাতা-৭০০০০১